25002146

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing
MAR 04 2025
Washington, DC

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66667

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/24 (MM/DD/YY) AND ENDING 12/31/24 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Rainmaker Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

11411 Smathers Cir
(No. and Street)

Coral Gables	FL	33156
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Dominic Cioffi	8883331091x3	dcioffi@rainmakersecurities.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ryan & Juraska LLP
(Name – if individual, state last, first, and middle name)

141 W Jackson Blvd suite 2250	Chicago	IL	60604
(Address)	(City)	(State)	(Zip Code)

3/24/2009	3407
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Glen Anderson, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Rainmaker Securities LLC, as of March 1st, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: CEO

[signature]

Notary Public 3/1/25

STATE OF Florida, COUNTY MIAMI DADE

HANNIA GARCIA
Notary Public
State of Florida
Comm# HH605914
Expires 10/23/2028

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

RainMaker Securities, LLC

FINANCIAL STATEMENT

PURSUANT TO SEC RULE 17-a-5(d)

December 31, 2024

Available for Public Inspection

R&J

RYAN & JURASKA LLP
Certified Public Accountants

141 West Jackson Boulevard
Chicago, Illinois 60604

Tel: 312.922.0062
Fax: 312.922.0672

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of RainMaker Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of RainMaker Securities, LLC (the Company) as of December 31, 2024, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of RainMaker Securities, LLC. as of December 31, 2024 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of RainMaker Securities, LLC's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to RainMaker Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Ryan & Juraska LLP

We have served as RainMaker Securities, LLC s auditor since 2015.
Chicago, Illinois
February 28, 2025

RainMaker Securities, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2024

Assets		
Cash	$	655,892
Accounts receivable		993,687
Capitalized Software (net of accumulated amortization of $78,608)		407,449
Prepaid Expense		79,958
Warrants		12,216
Total assets	$	2,149,202
Liabilities and member's equity		
Liabilities		
Commissions payable	$	1,005,313
Total liabilities		1,005,313
Member's equity		1,143,889
Total liabilities and member's equity	$	2,149,202

See accompanying notes to financial statements.

RainMaker Securities, LLC

NOTES TO FINANCIAL STATEMENT

December 31, 2024

---

1. Nature of operations and summary of significant accounting policies

Nature of Operations

RainMaker Securities, LLC (the "Company") was formed as a limited liability company under the laws of the State of Illinois in July 2004. The Company was converted to a Delaware limited liability company in May 2017. The Company is a broker-dealer, registered with the Securities and Exchange Commission ("SEC") and a member of Financial Industry Regulatory Authority ("FINRA"). The Company conducts business to assist clients with the private placement of debt and equity capital. The Company holds no customer securities or funds for investment, nor does it owe funds or securities to its customers.

As of December 31, 2024, the Company is a wholly owned subsidiary of RainMaker Group Holdings, LLC (the "Parent"). The President of the Company and one of its managing directors are beneficial owners of the Parent.

Government and Other Regulation

The Company's business is subject to significant regulation by governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Basis of Presentation

The financial statement has been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") as established by the Financial Accounting Standards Board's Accounting Standards Codification ("ASC").

Revenue Recognition

The Company generates commission and fee income from assisting clients with the private placement of debt and equity capital. Commission and fee income and related expenses are based upon contractual arrangements and are recorded on the accrual basis.

Revenue from Contracts with Customers

The Company recognizes revenue in accordance with ASC Topic 606 *Revenue from Contracts with Customers* effective in 2018. The recognition and measurement of revenue is based on the assessment of individual contract terms. Company revenue is clearly determined in the executed agreements entered into as either retainers or commissions.

Investment Banking

Commission Income. The Company operates as an agent between buyers and sellers of securities. Revenues ("Commissions") are earned from fees arising from securities offerings in which the Company acts as an agent. Revenue is recognized on the trade date (the date on which an investor purchases the securities from the issuer or the seller holding shares in the issuer). The Company believes that the trade date is the appropriate point in time to recognize revenue for securities transactions as there are no significant actions which the Company needs to take subsequent to this date, and all performance obligations have been satisfied.

Investment Banking, continued

Offering related costs that are deferred under the guidance in FASB ASC 940-340-25-3 are recognized in expense at the time the related revenues are recorded. In the event that the transactions are not completed and the securities are not issued or sold, the Company immediately expenses those costs.

Income Taxes

The Company is organized in the State of Delaware as a single member limited liability company ("LLC"). A single member LLC is treated as a disregarded entity for federal and state income tax purposes and is not required to file a separate federal or state income tax return. Accordingly, no provision for federal income taxes has been made in this financial statement because the single member is individually responsible for reporting income or loss based upon the Company's reported income and expenses for income tax purposes.

FASB ASC 740 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year.

Management has reviewed the Company's tax positions for the open tax years (current and prior three tax years) and concluded that no provision for income tax is required in the Company's financial statements. Such open tax years remain subject to examination by tax authorities.

Use of Estimates

The preparation of this financial statement in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the amounts disclosed in the financial statement. Actual results could differ from those estimates.

Securities and Derivatives Valuation

Securities and derivatives are recorded at fair value in accordance with FASB ASC 820, *Fair Value Measurements and Disclosure* (see note 4).

Receivables and Allowance for Doubtful Accounts

Accounts receivable are stated at the amount management expects to collect from contractual arrangements. There are a limited number of debtors with individually large amounts due at any given balance sheet date. Any unanticipated change in one of the debtor's credit worthiness or other matters affecting the collectability of amounts due from such debtors could have a material effect on the results of operations in the period in which such changes or events occur. During the year ended December 31, 2024, the Company had bad debt write-offs of $1,940,937 for accounts management determined were uncollectible. Management will continue to pursue collections on these receivables.

Financial Instruments – Credit Losses

In June 2016, the FASB issued ASU 2016-13. Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments ("ASU 2016-13"). The new guidance broadens the information that an entity must consider in developing its estimated credit losses expected to occur over the remaining life of the assets measured either collectively or individually to include historical experience, current conditions and reasonable and

Financial Instruments – Credit Losses, continued

supportable forecasts. ASU 2016-13 replaced the existing incurred credit loss model with the current expected credit losses model. The Company has completed their analysis as of December 31, 2024, related to the above noted financial assets within the scope of ASU 2016-13 and identified no material current expected credit loss to be recorded. The Company's bad debt write-offs are disclosed above in *Receivables and Allowance for Doubtful Accounts*.

Single Reportable Segment

During the year ended December 31, 2024, the Company adopted FASB ASC 280, *Segment Reporting*, as amended by the FASB ASU 2023-07. The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including principal transactions, agency transactions, and investment banking. The Company has identified its President as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 10), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or make distributions. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. For the year ended December 31, 2024, the Company reflects all components of segment revenue and significant expenses, as required by ASC 280, on the Statement of Operations. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

2. Related party transactions

The President of the Company is a beneficial owner of the Parent. The President has a registered representative agreement with the Company and was paid no compensation related to the agreement. The compensation is included within sales commissions on the statement of operations.

3. Lease Commitment

The Company has entered into an expense Reimbursement Agreement with certain executives of the Company. The Company has agreed to reimburse rent expenses of the executives, which are paid by the executives under lease agreements between the respective executive and the landlord. For the year ending December 31, 2024 the rent expense was $78,600.

4. Fair Value Measurements and Disclosure

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a hierarchy of fair value inputs. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Fair Value Measurements and Disclosure, continued

- Level 1 Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access at the measurement date.
- Level 2 Inputs other than quoted prices included within level 1 that are observable for the asset or liability either directly or indirectly.
- Level 3 Unobservable inputs for the asset or liability

The availability of observable inputs can vary from investment to investment and is affected by a wide variety of factors, including, the type of investment, the liquidity of the markets, and other characteristics particular to the investment. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for investments categorized in level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy wherein the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement.

Equities securities listed on an exchanged and which are freely transferable are valued at their last sales price on such exchange on the date of valuation. To the extent these securities are actively traded, and valuation adjustments are not applied, they are categorized in Level 1 of the fair value hierarchy. Preferred, other equities, warrants, and fixed income securities traded on inactive markets or valued by dealer quotations, or an alternative pricing source or model supported by observable inputs are classified within Level 2.

As of December 31, 2024, the Company had warrants of $12,216 which are level 2 assets. As of December 31, 2024, the Company had no level 1 or level 3 assets or liabilities required to be disclosed according to FASB ASC 820.

5. Financial Instruments

ASC 815, Derivatives and Hedging, requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of gains and losses on derivative instruments, and disclosures about credit risk related contingent features in derivative agreements. The disclosure requirements of ASC 815 distinguish between derivatives, which are accounted for as "hedges" and those that do not qualify for such accounting. Although the Company may sometimes use derivatives, the Company reflects derivatives at fair value and recognizes changes in fair value through the statement of operations, and as such do not qualify for ASC 815 hedge accounting treatment.

6. Guarantees

FASB ASC 460, *Guarantees*, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460, G*uarantees*, defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in underlying (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party.

This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement, as well as indirect guarantees of the indebtedness of others. The Company did not enter into any guarantee arrangements during the year ended December 31, 2024

7. Warrants

The Company might occasionally receive warrants from its clients as selling compensation related to its role as selling agent in an investment transaction. The warrants provide the Company with exposure to potential gains upon appreciation in the price of the client's equity shares. The Company values its warrant holdings by their intrinsic value at the end of each reporting period, whereby the intrinsic value is defined as the difference between the market price of the shares and the strike price of the warrants. Because the Company almost exclusively receives warrants in the equity shares of private companies, where there is no current public market for the shares, the market price is established by the greater of (a) the most recent 409(a) valuation of the shares or (b) the price per shares paid by the investors in the most recent sale of the same class of equity shares by the client where the sale exceeds 5% of the outstanding equity shares of that class. At December 31, 2024, the Company had warrants of $12,216 as reported on the statement of financial condition.

8. Concentration of Credit Risk

Risk arises from the potential inability of counterparties to perform under the terms of the contracts (credit risk) and from changes in the values of the underlying financial instruments (market risk). The Company is subject to credit risk to the extent any party with whom it conducts business is unable to fulfill contractual obligations on its behalf. In management's opinion, market risk is substantially diminished when all financial instruments are aggregated.

Accounts receivable represent a concentration of credit risk. The Company does not anticipate nonperformance by its counterparties. In addition, the Company has a policy of reviewing, as considered necessary, the creditworthiness of the brokers with which it conducts business. FDIC insures cash balances in bank accounts up to $250,000. At December 31, 2024, the Company exceeded the FDIC limits by approximately $405,892. Management believes that the Company is not exposed to any significant credit risk on accounts receivables or cash balances to be significant.

9. Internal Use Software

FASB ASC 350-40, Internal Use Software, provides guidance for the costs to develop or obtain software for internal use. Per the guidance, the assessment of whether costs should be expensed or capitalized depends on the project stage during which the costs are incurred. The guidance describes three stages of the development of internal-use software: preliminary project stage, application development stage and post implementation-operation stage.

During the year ended December 31, 2024, the first and second project entered post implementation-operation stage which totaled $181,744, net of $20,194 amortization expense and $139,982, net of $15,554 of amortization, respectively.

At December 31, 2024, the Company had capitalized software of $407,449, net of amortization of $78,608.

10. Net capital requirement

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1) which requires the Company to maintain a minimum net capital equal to or greater than $5,000 or 6 and 2/3% of aggregate indebtedness, and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At December 31, 2024, the Company's adjusted net capital was $546,850 which exceeded the requirement by $480,562. At December 31, 2024, the Company's aggregate indebtedness to net capital ratio was approximately 1.81 to 1.

11. Contingency

In the normal course of business, the Company is subject to various regulatory inquiries that may result in claims or potential violations which may possibly involve sanctions and/or fines. These matters are rigorously defended as they arise.

12. Subsequent events

The financial statement was approved by management and available for issuance on February 28, 2025. Subsequent events have been evaluated through this date. There were no material events requiring disclosures or adjustments to the Company's financial statement.